

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

<u>Via E-mail</u>
Timothy G. Healy
Chief Executive Officer
EnerNOC, Inc.
One Marina Park Drive
Suite 400
Boston, MA 02210

> **Re: EnerNOC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33471**

Dear Mr. Healy:

We have reviewed your letter dated November 20, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Expense Components, page 39

1. We note your response to prior comment 3. Please explain how you determined that the non-financial business and operational data included in the Chairman's Letter is not material information that is necessary to understand your financial condition and operating performance. Clarify how you utilize the non-financial business and operational data included in the Chairman's Letter. Your response should specifically

address why you believe the amount of contracted revenues, number of C&I customers, number of C&I DemandSMART sites, megawatts of peak load under management (PLUM), number of C&I EfficiencySMART sites, and number of active EfficiencySMART service projects do not have any direct correlation to the your financial performance.

2. We note your response to prior comment 4. Please explain in greater detail why you do not believe disclosing enrolled capacity and average payment rates would provide meaningful insight or promote a greater understanding of your revenues and operating results. As part of your response, provide us with your enrolled capacity and average payment rates for each period presented.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Staff Attorney at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief